Exhibit 1

Safe Bulkers, Inc. Reports First Quarter 2012 Results and Declares Quarterly Dividend

Athens, Greece – May 8, 2012 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the quarter ended March 31, 2012. The Company’s Board of Directors also declared a quarterly dividend of $0.15 per share for the first quarter of 2012.

Summary of First Quarter 2012 Results

•

Net revenue for the first quarter of 2012 increased by 4% to $44.1 million from $42.3 million during the same period in 2011.

•

Net income for the first quarter of 2012 decreased by 21% to $21.6 million from $27.3 million, during the same period in 2011. Adjusted net income1 for the first quarter of 2012 decreased by 16% to $22.9 million from $27.4 million, during the same period in 2011.

•

EBITDA2 for the first quarter of 2012 decreased by 11% to $30.7 million from $34.4 million during the same period in 2011. Adjusted EBITDA1 for the first quarter of 2012 decreased by 7% to $31.9 million from $34.5 million during the same period in 2011.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the first quarter of 2012 of $0.30 and $0.32 respectively, calculated on a weighted average number of shares of 71,868,950, compared to $0.41 and $0.42 in the first quarter 2011, calculated on a weighted average number of shares of 65,881,600.

•

The Company’s Board of Directors declared a dividend of $0.15 per share for the first quarter of 2012.

Fleet and Employment Profile

As of May 4, 2012, the Company’s operational fleet was comprised of 20 drybulk vessels with an average age of 4.2 years and the Company had contracted to acquire nine newbuild drybulk vessels with deliveries scheduled at various times through 2014.

Set out below is a table showing our existing and newbuild vessels and their contracted employment:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
Current Fleet
Panamax
Maria	76,000	2003	Japan	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	Japan	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	Japan	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	Japan	28,069	Mar 2010 – Mar 2015
Efrossini	75,000	2012	Japan	15,200	May 2012 – Jul 2012

Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	18,350	Aug 2011 – Aug 2013
Pedhoulas Trader	82,300	2006	Japan	41,850 BPI + 6.5%	Aug 2008 – Jul 2013 Aug 2013 – Jul 2015
Pedhoulas Leader	82,300	2007	Japan	11,000	Mar 2012 – Jun 2012

Post-Panamax
Stalo	87,000	2006	Japan	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 – Dec 2013
Sophia	87,000	2007	Japan	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 – Mar 2015
Martine	87,000	2009	Japan	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	South Korea	19,500	Apr 2012 – Jun 2012
Panayiota K	92,000	2010	South Korea	15,250	Nov 2011 – May 2012
Venus Heritage	95,800	2010	Japan	12,250	Mar 2012 – Sep 2012
Venus History	95,800	2011	Japan	13,500	Apr 2012 – May 2012
Venus Horizon	95,800	2012	Japan	15,000	Apr 2012 – Jun 2012

Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Jan 2012 – Dec 2021
Subtotal	1,886,400

New builds
Panamax
Hull No. 814	75,000	2H 2013	Japan
Hull No. 1659	76,600	2H 2013	Japan
Hull No. 1660	76,600	1H 2014	Japan

Kamsarmax
Hull No. 616	82,000	1H 2012	China	13,250	Jun 2012 – May 2014
Hull No. 631	82,000	2H 2012	China	(BPI + 4%) -1,000	Aug 2012 – Jul 2013
Hull No. 617	82,000	2H 2012	China

Post-Panamax
Hull No. 2396	84,000	2H 2014	Japan
Hull No. 2397	84,000	2H 2014	Japan

Capesize
Hull No. 131	180,000	2H 2012	China	24,810	Dec 2012 – Dec 2022
Subtotal	822,200
Total	2,708,600

1)

For newbuilds, the dates shown reflect the expected delivery dates.

2)

Charter rate represents recognized gross rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, recognized gross charter rates is the weighted average gross charter rate over the total charter period.

3)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of May 4, 2012, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

The charter coverage3 based on the Company’s best estimates as of May 4, 2012 was:

2012 (remaining) ……………….....73%

2012 (full year) ……………………81%

2013 …..…………………………...59%

                                      2014

…..…………………………..33%

Capital Expenditure Requirements and Liquidity

As of May 4, 2012, the remaining capital expenditure requirements to shipyards or sellers, net of commissions for the delivery of the nine newbuilds, amounted to $236.8 million, of which $98.4 million is scheduled to be paid in 2012, $59.6 million in 2013 and $78.8 million in 2014.

As of May 4, 2012, the Company had $59.1 million in cash and short term time deposits, $5.4 million in long term restricted cash, and estimated aggregate borrowing capacity of $179.6 million, consisting of $38.0 million available in undrawn or committed loan facilities, $101.6 million available under existing revolving credit facilities and $40.0 million undrawn availability against our $50.0 million floating rate note.

Additionally, the Company has the operational cash flow supported by our contracted period time charters and the possibility to borrow additional amounts secured by one or more of the seven debt-free newbuild vessels, upon their delivery to us.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.15 per share payable on or about May 31, 2012 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on May 23, 2012.

The Company has 76,651,416 shares of common stock issued and outstanding as of May 8, 2012.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. Dividends might not be paid in the future.

Additional Offering

During March 2012, the Company consummated an underwritten public equity offering of 5,750,000 shares of common stock, which was priced at $6.50 per share to the public.

The total net proceeds to the Company from the offering, after deducting the underwriting discount and estimated offering expenses, were $35.3 million.

The Company plans to use the net proceeds of this offering for vessel acquisitions, capital expenditures and other general corporate purposes, which may include repayment of indebtedness.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared our sixteenth consecutive dividend since our IPO, continuing our policy to pay out a portion of the Company’s free cash flow, while we reserve remaining free cash flow to finance our future development. Our financial position is supported by our charter coverage.  In addition to our existing newbuild program, we may continue to expand or renew our current fleet by taking advantage of attractive vessel acquisition opportunities.  Our newbuild strategy focuses on vessels with new, energy-efficient designs by leading shipyards that will comply with upcoming regulations and incorporate the latest technological and environmental advancements.’’

Conference Call

On Wednesday, May 9, 2012 at 9:30 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until May 16, 2012 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0#(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In); Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast are requested to register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of First Quarter 2012 Results

Net income decreased by 21% to $21.6 million for the first quarter of 2012 from $27.3 million for the first quarter of 2011, mainly due to the following factors:

Net revenues: Net revenues increased by 4% to $44.1 million for the first quarter of 2012, compared to $42.3 million for the same period in 2011, mainly due to an increased number of operating days. The Company operated 18.88 vessels on average during the first quarter of 2012, earning a TCE rate of $24,890, compared to 16.00 vessels and a TCE rate of $29,322 during the same period in 2011.

Vessel operating expenses: Vessel operating expenses increased by 42% to $8.1 million for the first quarter of 2012, compared to $5.7 million for the same period in 2011. The increase in operating expenses is mainly attributable to an increase in ownership days by 19% to 1,718 days for the first quarter of 2012 from 1,440 days for the same period in 2011 and the initial cost of supplies of our two new newbuilds delivered in this period. Daily vessel operating expenses increased by 18% to $ 4,713 for the first quarter of 2012 compared to $3,989 for the same period in 2011, mainly due to increased supplies for the deliveries of our two newbuild vessels.

Depreciation: Depreciation increased to $7.3 million for the first quarter of 2012, compared to $5.6 million for the same period in 2011, as a result of the increase in the average number of vessels operated by the Company during the first quarter of 2012.

Voyage expenses: Voyage expenses increased to $1.3 million for the first quarter of 2012, compared to $0.1 million for the same period in 2011, as a result of expenses related to repositioning two vessels compared to none in the first quarter of 2011.

Loss on derivatives: Loss on derivatives increased to $ 1.2 million in the first quarter of 2012, compared to almost zero for the same period in 201 1, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 2.5 years as of March 31, 2012.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended March 31,
	2011	2012
REVENUES:
Revenues	43,045	44,804
Commissions	(771)	(732)
Net revenues	42,274	44,072
EXPENSES:
Voyage expenses	(51)	(1,311)
Vessel operating expenses	(5,744)	(8,097)
Depreciation	(5,583)	(7,322)
General and administrative expenses	(1,938)	(2,333)
Early redelivery income	101	-
Operating income	29,059	25,009
OTHER (EXPENSE) / INCOME:
Interest expense	(1,716)	(1,825)
Other finance costs	(57)	(390)
Interest income	286	282
Loss on derivatives	(6)	(1,241)
Foreign currency loss	(169)	(10)
Amortization and write-off of deferred finance charges	(89)	(211)
Net income	27,308	21,614
Earnings per share	0.41	0.30
Weighted average number of shares	65,881,600	71,868,950

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2011	March 31, 2012
ASSETS
Cash, time deposits	28,121	18,650
Other current assets	9,838	11,142
Vessels, net	655,356	738,320
Advances for vessel acquisition and vessels under construction	122,307	79,464
Restricted cash non-current	5,423	5,423
Long-term investment	50,000	50,000
Other non-current assets	6,226	6,065
Total assets	877,271	909,064

LIABILITIES AND EQUITY
Current portion of long-term debt	18,486	16,453
Other current liabilities	33,187	35,872
Long-term debt, net of current portion	465,805	457,571
Other non-current liabilities	27,951	21,054
Shareholders’ equity	331,842	378,114
Total liabilities and equity	877,271	909,064

Fleet Data 2012

	Three-Months Period Ended March 31,
	2011	2012

FLEET DATA
Number of vessels at period’s end	16.00	20.00
Average age of fleet (in years)	4.05	4.10
Ownership days (1)	1,440	1,718
Available days (2)	1,440	1,718
Operating days (3)	1,440	1,715
Fleet utilization (4)	100.0%	99.8%
Average number of vessels in the period (5)	16.00	18.88

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$29,322	$ 24,890
Daily vessel operating expenses (7)	$3,989	$ 4,713

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended March 31,
(In thousands of U.S. Dollars except for share and per share data)	2011	2012
Net Income - Adjusted Net Income
Net Income	27,308	21,614
Less Early Redelivery Income	(101)	-
Plus Loss on Derivatives	6	1,241
Plus Foreign Currency Loss	169	10
Adjusted Net Income	27,382	22,865

EBITDA - Adjusted EBITDA
Net Income	27,308	21,614
Plus Net Interest Expense	1,430	1,543
Plus Depreciation	5,583	7,322
Plus Amortization	89	211
EBITDA	34,410	30,690
Less Early Redelivery Income	(101)	-
Plus Loss on Derivatives	6	1,241
Plus Foreign Currency Loss	169	10
ADJUSTED EBITDA	34,484	31,941

EPS – Adjusted EPS
Net Income	27,308	21,614
Adjusted Net Income	27,382	22,865
Weighted average number of shares	65,881,600	71,868,950
EPS	0.41	0.30
Adjusted EPS	0.42	0.32

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA and adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 20 drybulk vessels, all built post-2003, and the Company has contracted to acquire nine additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See Table 1.

3 Charter coverage is defined as the ratio of total contracted days divided by the total ownership days for existing and newbuild vessels upon their delivery to us, for the referenced period.